Paul, Weiss, Rifkind, Wharton & Garrison LLP

Fukoku Seimei Building 2nd Floor

2-2 Uchisaiwaicho 2-chome

Chiyoda-ku, Tokyo 100-0011, Japan

Telephone +81-3-3597-8101

Facsimile +81-3-3597-8120

May 18, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington D.C. 20549, U.S.A.

Attention: Mark Webb, Esq.

Proposed Business Combination between

Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc.

Registration Statement on Form F-4 (File No. 333-123136)

Ladies and Gentlemen:

On behalf of our client, Mitsubishi Tokyo Financial Group, Inc. (the “Registrant”), we are hereby electronically filing via EDGAR Amendment No. 3 to the Registrant’s registration statement on Form F-4 (File No. 333-123136) (the “Registration Statement”) in connection with the proposed registration of the Registrant’s common stock (the “Common Stock”) and a class of the Registrant’s preferred stock (the “Preferred Stock”) under the U.S. Securities Act of 1933, as amended.

The revisions made to the Registration Statement are in response to the comments of the Staff contained in the Staff’s letter, dated May 13, 2005 (the “Comment Letter”), and to reflect certain other updated information. In addition, the form of convocation notice of UFJ Holdings, Inc. (“UFJ Holdings”) and the form of mail-in voting card of UFJ Holdings are being filed as part of Amendment No. 3 to the Registration Statement.

Set forth below are the Staff’s comments conveyed in the Comment Letter, together with the Registrant’s responses to those comments. Unless indicated otherwise, page references included in the comments are to the prospectus included in Amendment No. 2 to the Registration Statement filed on May 2, 2005, and page references included in the responses are to the prospectus included in Amendment No. 3 to the Registration Statement.

U.S. Securities and Exchange Commission	2

Summary – pages 6-15

Comment No. 1.  Please revise the section entitled “Conditions to the Merger,” on page 11 to reflect the unilateral right to terminate as set forth in section 57 of the Integration Agreement.

Response to Comment No. 1.  As requested, the Registrant has revised the disclosure on page 11 to include information on the parties’ rights to terminate the integration agreement.

Determination of UFJ Holdings’ Board of Directors, page 70

Comment No. 2. As previously requested, the board should specifically note each analysis that does not support the fairness determination. The Net Income (2006 Estimated – IBES) Contribution Analysis, the Net Income (2007 Estimated – IBES) Contribution Analysis, the Net Income (2006 Estimated – Company) Contribution Analysis, and the Net Income (2007 Estimated – Company) Contribution Analysis do not appear to support the recommendation.

Response to Comment No. 2.  As requested, the Registrant has revised the disclosure on page 70 to specifically note each analysis that does not support the fairness determination.

Advice of UFJ Holdings’ Financial Advisors – pages 72-80

Comment No. 3.  Please revise this section as follows:

•	disclose, on page 75, the amount of expenses paid to Merrill in this transaction and the aggregate paid during the past three fiscal years;

•	disclose, on page 75, in US dollars the amount of investments and profits; and

•	disclose, on page 79, the amount of expenses paid to JPMorgan during the past three fiscal years.

Response to Comment No. 3.  As requested, the Registrant has revised the disclosure on pages 75, 79 and 80 to disclose the amount of expenses reimbursed to Merrill Lynch and JPMorgan and to disclose the amount of Merrill Lynch’s investments and profits in U.S. dollars.

U.S. Securities and Exchange Commission	3

Exhibit 8.2

Comment No. 4.  Please either refile the opinion the date you request effectiveness, or delete the language about not updating.

Response to Comment No. 4.  The Registrant undertakes to refile the opinion dated as the date on which the Registrant will request effectiveness of the Registration Statement.

Comment No. 5.  You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

Response to Comment No. 5.  The opinion to be refiled as exhibit 8.2 to the Registration Statement will omit the statement that it cannot be relied upon by any person or entity other than the Registrant.

* * * * *

Please contact Mark Bergman at (+44-20) 7367-1601 (fax number +44-20-7221-9654) or the undersigned at (+81-3) 3597-6306 (fax number (+81-3) 3597-8120) if we may be of help in answering any questions that may arise in connection with your review of this letter or the revised Registration Statement.

Sincerely,

/s/ Tong Yu

Tong Yu

cc:

Jonathan E. Gottlieb

Sharon M. Johnson

Joyce A. Sweeney

    U.S. Securities and Exchange Commission

Mitsubishi Tokyo Financial Group, Inc.

UFJ Holdings, Inc.

Mark S. Bergman

    Paul, Weiss, Rifkind, Wharton & Garrison LLP